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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **July, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: July 15, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. ("RSM", or "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the first quarter ended April 30, 2008. The MD&A was prepared as of June 18, 2008 and should be read in conjunction with the audited annual financial statements for the years ended January 31, 2008 and 2007 of RSM including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is currently active in the State of Nevada, with projects in Nye (the Goldwedge and Manhattan projects), Elko (the Pinon, Railroad, and Dark Star projects) and Churchill (the Fondaway Canyon and Dixie-Comstock projects) Counties, Nevada. The Company's common shares are listed in Canada on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Goldwedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2008 and will continue to be its focus in fiscal 2009 along with the Pinon gold-silver project located in Elko County, Nevada.

The Company has been evaluating other investment opportunities in Nevada as part of an effort to improve upon its production capacity. Capital for the development of the currently controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the 3 months ending ending April 30, 2008 was $137,960 as compared to the net loss of $370,027 for the 3 months ending April 30, 2007. The decrease of $232,067 is the direct result of Consulting, wages and salaries decreasing from $307,053 for the three months ending April 30, 2007 to $746 for the three months ending April 30, 2008. General and administrative expenses increased from $140,942 for the three months ending April 30, 2007 to 186,079 for the three months ending April 30, 2008.

During the period ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the comparative figures on the net loss and the accumulated deficit for the period ended April 30, 2007 is a decrease of $904,516 and a corresponding increase in mineral properties. The opening accumulated deficit for the period ended April 30, 2007 decreased by $844,267 and a corresponding increase in opening balance in mineral properties.

Mineral Properties

The Company owns a 100% interest in a number of projects in the gold-silver districts in Nevada. These projects include the Goldwedge and Manhattan projects in Nye County, the Pinon, Railroad, and Dark Star projects in Elko County, the Fondaway Canyon, and Dixie-Comstock projects in Churchill County, Nevada.

Gold Wedge Project
The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the company assay laboratory. The bulk sampling program is well underway and includes several months of stockpiled material on the surface.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. A gross production royalty of 8% will be paid to the owner anytime that production begins from the Manhattan Property or the Dixie-Comstock Property. The maximum of gross production royalties that would be paid under this agreement is $300,000.

The company has recorded an asset retirement obligation on its Gold Wedge Project in the amount of $149,050, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Pinon-Railroad Project
The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP) by year-end 2007. A second objective is to update the feasibility studies for the Pinon/Railroad near surface oxide deposits.

Pinon Project - Cord Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada. The lessors will retain a 5% net smelter royalty with no option to purchase.

Pinon Project - Tomera Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty. In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Tomera Lease properties.

Darkstar Lease Project
In July 2006, the Company entered into a mining lease agreement to lease certain properties near the proposed Pinon mine site in Elko County, Nevada for a period of five years. The Darkstar gold property is located less than 2 miles from the Pinon property. The Company agreed to pay $6,400 on execution of the Agreement. The Company is committed to pay Annual option payments of $7,600 in 2007, $8,960 in 2008, $10,240 in 2009 and $11,520 in 2010. The lessor will also retain a 5% net smelter royalty.

The Company has recorded an asset retirement obligation on its Pinon-Railroad Projects, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $54,136, equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Como Project
On December 2003, the Company entered into a mining lease agreement to lease certain properties located in Lyon County, Nevada. The Company agreed to pay $25,000 upon execution of the Agreement. The Company was committed to pay an annual option of $25,000 in 2005. Future payments are $25,000 in 2008 and $25,000 in 2009.

Subsequent to year-end, the Company decided not to pursue the exploration of this project and to write-off all accumulated deferred exploration costs.

Fondaway Project
The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and is obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. The Company is also obligated to provide a 3% net smelter return upon production.

Liquidity and Capital Resources

The Company's Cash and cash equivalents balance as of April 30, 2008 was $5,847,746 compared to $7,209,173 at January 31, 2008, a decrease of $1,361,427. The Company also had $148,189 in marketable securities at January 31, 2008, as compared to $221,583 at January 31, 2008, an increase of $73,394.

Current assets as at April 30, 2008 were $6,648,512 as compared to $8,006,287 at January 31, 2008. Mineral properties at April 30, 2008 were $15,295,862 compared to $13,895,392 at January 31, 2008 which represents an increase of $1,400,470, primarily reflecting the increased investment at the Company's Gold Wedge project which increased $1,166,012 during the three months ending April 30, 2008. Equipment decreased from $1,483,690 at January 31, 2008 to $1,358,540 at April 30, 2008, primarily as a result of amortization. Total assets as at January 31, 2008 were $23,588,555 as compared to $23,506,100 at April 30, 2008.

Current liabilities as at April 30, 2008 were $218,044 compared to $220,737 at January 31, 2008, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 84,079,825 were outstanding at January 31, 2008 and April 30, 2008, compared with 78,275,275 shares outstanding at January 31, 2007. On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares presently outstanding, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares purchased pursuant to the normal course issuer bid will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.

At January 31, 2008 and April 30, 2008 there were outstanding options to purchase 7,826,500 common shares of the Company with exercise prices from $0.27-$1.44 CDN per share and expiration dates ranging from December 2008 to July 2012. During the year ended January 31, 2008, options to purchase 1,515,000 shares of common stock were exercised at a weighted average exercise price of $0.31. On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations as consulting, wages and salaries. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.60% and an expected life of 5 years. For year ending January 31, 2008, the value assigned to the options was $853,953 ($894,660 CDN).

The Company also had 6,487,996 warrants outstanding at January 31, 2008 with a weighted average exercise price of $1.75 CDN per share. These warrants expired April 26, 2008. At April 30, 2008 there were no warrants outstanding.

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31			
	2008	**Restated 2007[1]**	**Restated 2006[1]**	**Cumulative from date of inception 6/26/1996**
Statement of Operations				
Revenue	$0	$0	$0	$0
Interest Income	396,294	391,420	0	739,211
Administrative Expenses	(2,415,773)	(4,902,903)	(1,306,963)	(11,215,919)
Net loss for the year	(2,019,479)	(4,511,483)	(1,674,430)	(15,329,842)
Deficit, beginning of year	(14,051,103)	(9,539,620)	(7,865,190)	(740,740)
Deficit, end of year	($16,070,582)	($14,051,103)	($9,539,620)	($16,070,582)
Earnings (loss) per common share basic and diluted	($0.02)	($0.06)	($0.03)	

	January 31	
Balance Sheet	**2008**	**2007[1]**
Current Assets	$8,006,287	$10,438,324
Interest in Mineral Properties and Related Deferred Exploration Costs	13,895,392	8,547,743
Equipment, Net	1,483,690	2,056,392
Current Liabilities	(220,737)	(202,157)

1 See note 2 of the Consolidated Financial Statements (Audited) for the years ended January 31, 2008 and 2007.

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated. **These numbers have been restated (See note 2 of the Consolidated Financial Statements (Audited) for the Years ending January 31, 2008 and 2007.**

	3 Mos Ended April 30, 2008	3 Mos Ended January 31, 2008	3 Mos Ended October 31, 2007	3 Mos Ended July 31, 2007	3 Mos Ended April 30, 2007	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Interest Income	49,314	65,515	108,539	121,620	100,620	143,039	108,438	130,693
Expenses [1]	(187,274)	(281,403)	(322,768)	(1,341,029)	(470,573)	822,694	(602,645)	(4,805,612)
Net Income (Loss)	($215,888)	($215,888)	($214,229)	($1,219,409)	($369,953)	$965,733	($494,207)	($4,674,919)
Net Income (Loss) per Common share basic and diluted	($0.03)	($0.03)	$0.01	($0.01)	($0.00)	($0.00)	($0.00)	($0.05)

(1) Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties.

Mineral Properties

The following table summarizes the mineral properties and expenditures during the three months ended April 30, 2008.

	Ending Balance January 31, 2008	Additions (See details below)	Ending Balance April 30, 2008
Gold Wedge Project	$11,866,061	$1,166.012	$13,032.073
Pinon Project	1,451,428	234,458	1,685,886
Railroad Project	331,446	0	331,446
Fondaway Project	246,457	0	246,457
Como Project	0	0	0
	$13,895,392	$1,400,470	$15,295,862

Detail of Mineral Properties

For the years ending	April 30, 2008	Restated April 30, 2007[1]	Cumulative from date of inception of exploration phase
Gold Wedge Project			
Opening balance	$11,866,061	$6,912,843	$0
Property Acquisition costs	57,570	57,496	657,432
Travel	1,461	1,441	291,602
Mine development costs	79,567	53,838	1,061,775
Drilling	50,000	12,235	934,639
General exploration	0	0	133,353
Professional fees	0	0	72,636
Consulting, wages and salaries	358,165	344,903	3,829,210
Office and general	141,211	216,275	1,287,120
Analysis and assays	12,979	49,104	131,600
Supplies, Equipment and transportation	340,358	435,025	3,103,206
Amortization	124,701	144,880	1,529,500
Activity during the period	1,166,012	1,315,197	13,032,073
Closing balance	$13,032,073	$8,228, 040	$13,032,073

(1) See note 2 of the Interim Consolidated Financial Statements (Unaudited) for the Three Months ended April 30, 2008.

For the years ending	April 30, 2008	Restated April 30, 2007[1]	Cumulative from date of inception of exploration phase
Pinon Project			
Opening balance	$1,451,428	$1,148,259	$0
Property Acquisition costs	0	0	444,587
Travel	33,929	0	60,757
Drilling	0	0	130,600
General exploration	0	0	7,765
Professional fees	0	0	66,273
Office and general	0	11,838	98,120
Geologist	0	0	32,653
Consulting, wages and salaries	164,044	18,933	566,536
Reclamation costs	0	0	167,785
Analysis and assays	0	0	74,042
Supplies, Equipment and transportation	36,485	0	36,768
Activity during the period	234,458	30,771	1,685,886
Closing balance	$1,685,886	$1,179,030	$1,685,886
Railroad Project			
Opening balance	$331,446	$215,813	$0
Property Acquisition costs	0	0	331,446
Activity during the period	0	0	331,446
Closing balance	$331,446	$215,813	$331,446
Fondaway Project			
Opening balance	$246,457	$260,713	$0
Property Acquisition costs	0	97,935	227,181
Travel	0	0	3,279
Drilling	0	0	15,646
Analysis and assays	0	0	351
Activity during the period	0	97,935	246,457
Closing balance	$246,457	$260,713	$246,457

(1) See note 2 of the Interim Consolidated Financial Statements (Unaudited) for the Three Months ended April 30, 2008.

9

For the years ending	January 31, 2008	Restated January 31, 2007[1]	Cumulative from date of inception of exploration phase
Como Project			
Opening balance	$0	$108,050	$0
Property Acquisition costs	0	0	71,628
Travel	0	0	2,806
Geologist	0	0	5,098
Consulting	0	0	41,532
Rent	0	1,477	55,052
Analysis and assays	0	0	9,138
Written off	0	0	(185,254)
Activity during the period	0	1,477	0
Closing balance	$0	$109,527	$0
Manhattan Project			
Opening balance	$0	$0	$0
Property Acquisition costs	0	0	27,707
Travel	0	0	28,253
General Exploration	0	0	63,219
Consulting	0	0	47,743
Analysis and assays	0	0	25,601
Written off	0	0	(192,523)
Activity during the period	0	0	0
Closing balance	$0	$0	$0
Other Projects			
Opening balance	$0	$0	$0
Cumulative expenditures			
From date of inception	0	0	3,410,396
Expenditures during the year	0	0	161,548
Written off	0	0	(3,571,944)
Activity during the period	0	0	0
Closing balance	$0	$0	$0
TOTAL	**$15,295,862**	**$9,993,123**	**$15,295,862**

(1) See note 2 of the Interim Consolidated Financial Statements (Unaudited) for the Three Months ended April 30, 2008.

Transactions with Related Parties

	April 30, 2008	January 31, 2008
Due from (to) related parties		
The President & Director of the Company[1]	$20,440	$20,510
Sharpe Resources Corporation[2]	126,998	127,498
The President & Director of Company[3]	284,763	285,711
	$432,201	$433,719

(1) This advance is unsecured, non-interest bearing and has no set terms of repayment.
(2) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.
(3) This advance bears interest at 4% and is repayable within 3 years.

Consulting, wages and salaries for the three months ended April 30, 2008 include a bonus of $nil (April 30, 2007 - $215,560) and salary of $67,306 (April 30, 2007 - $67,306) paid to the President of the Company.

Consulting, wages and salaries for the three months ended April 30, 2008 include salary of $24,412 (April 30, 2007 - $23,905) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $16,156 for the three months ended April 30, 2008 (April 30, 2008 - $nil) was paid to the former CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Contingencies and Commitments

1.   On October 11, 2006 the Company received documents purporting to constitute a requisition from a group of shareholders of Royal (the "Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders' meeting be called to consider the removal and replacement of the existing board of directors of Royal.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C § 78m(d), by failing to file a Schedule 13-D.

On November 29, 2007, the parties executed an Agreement, pending formal approval of the court, to settle this matter in a manner which is favorable to all of the parties and without any financial costs to the Company other than the legal costs incurred. A final stipulated judgment and dismissal of the case was filed and heard by the Court on May 5,

2008. The Court has signed the proposed judgment resulting in a final judgment entered in the case.

2.   On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.

3.   The Company is obligated to incur an additional $96,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.

4.   The Company is obligated to incur an additional $40,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.

5.   The Company is obligated to incur an additional $225,000 in exploration expenditures and $30,720 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.

6.   The Company is obligated to incur an additional $140,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

Changes in Accounting Policies

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on February 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in note 3 to these interim consolidated financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company

has included disclosures recommended by the new Handbook sections in note 4 of the interim consolidated financial statements.

Change in accounting policy with retroactive application

During the year ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior periods, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the comparative figures on the net loss and the accumulated deficit for the period ended April 30, 2007 is a decrease of $904,516 and a corresponding increase in mineral properties. The opening accumulated deficit for the period ended April 30, 2007 decreased by $844,267 and a corresponding increase in opening balance in mineral properties.

Future accounting changes

International Financial Reporting Standards ("IFRS")
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Goodwill and Intangible Assets
CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new operations. The new standard is effective as of January 1, 2009.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Capital Management

The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support the acquisition, exploration and development of resource properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three month period ended April 30, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Disclosure Controls and Procedures

RSM's President and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information is facilitated by the small size of RSM's management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of April 30, 2008, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

The President and CFO have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Risk and Uncertainties

At the present time, the Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation's ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Additional information regarding the risk exposures and the impact on the Company's financial instruments are summarized in Note 4 of the Interim Consolidated Financial Statements (Unaudited) for the Three Months Ended April 30, 2008.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in the precious metal prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
June 18, 2008